UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form SD

SPECIALIZED DISCLOSURE REPORT

DOUGLAS DYNAMICS, INC.

(Exact Name of Registrant as Specified in Charter)

Delaware	001-34728	13-4275891
(State or other jurisdiction of incorporation or organization)	(Commission File No.)	(IRS Employer Identification Number)

7777 North 73rd Street, Milwaukee, Wisconsin	53223
(Address of principal executive offices)	(Zip Code)

Sarah Lauber Chief Financial Officer and Secretary	(414) 354-2310
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2020.

Section 1 - Conflict Minerals Disclosure

Items 1.01 and 1.02     Conflict Minerals Disclosure and Report; Exhibits

Douglas Dynamics, Inc. (the “Company”) is filing a Conflict Minerals Report as Exhibit 1.01 hereto.  Together with this disclosure, the Conflict Minerals Report will be made publicly available in the Investor Relations section of the Company’s investor relations website at http://ir.douglasdynamics.com as of the date of this filing.

Section 2 – Exhibits

Item 2.01     Exhibits

Exhibit 1.01 – Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

DOUGLAS DYNAMICS, INC.

/s/ Sarah Lauber		May 21, 2021
By	Sarah Lauber	(Date)
Chief Financial Officer and Secretary